UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the Fiscal Year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) ) OF THE SECURITIES AND EXCHANGE ACT OF 1934.

For the period from                      to                     .

Commission file number 1-14642

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING Financial Services LLC 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address or its principal executive office:

ING Groep N.V.

Amstelveenseweg 500

1081 KL Amsterdam

The Netherlands

Or

P.O. Box 810

1000 AV Amsterdam

The Netherlands

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

Years Ended December 31, 2012 and 2011

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

December 31, 2012 and 2011

*	Schedules required by Form 5500 that are not applicable have been omitted

INDEPENDENT AUDITORS’ REPORT

Plan Administrator

ING Financial Services LLC

401(k) Savings Plan

Report on the Financial Statements

We have audited the accompanying statement of net assets available for plan benefits of the ING Financial Services LLC 401(k) Savings Plan (the Plan) as of December 31, 2012 and December 31, 2011, and the statement of changes in net assets available for plan benefits for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of theses financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or errors.

Auditors’ Responsibility

Our responsibility is to express an opinion on theses financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of a material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments; the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ING Financial Services LLC 401(k) Savings Plan as of December 31, 2012 and December 31, 2011, and the changes in its net assets available for benefits for the year ended December, 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, Line 4i schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

P&G Associates
New York, NY
June 19, 2013

230 Park Avenue, New York, NY 10169 www.pandgassociates.com

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

As of December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value (notes 3 and 4)	$187,129,793	$162,703,456

Other Assets:
Participant loans	2,201,850	2,403,237
Cash	272,465	355,918

Assets at fair value	189,604,108	165,462,611
Other Liabilities - Net	38,077	412,300

Net assets available for plan benefits at fair value	189,566,031	165,050,311

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,181,739)	(1,910,046)

Net assets available for plan benefits	$187,384,292	$163,140,265

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Interest on participant loans	$113,765
Dividends	3,739,466
Net appreciation (depreciation) of Investments (note 3)	16,722,580

Total investment income (loss)	20,575,811
Contributions:
Employer	4,755,483
Participant	6,389,425
Participant rollover	1,226,386

Total contributions	12,371,294

Total additions	32,947,105

Deductions from net assets attributed to:

Benefit and withdrawals paid to participants	8,563,271
Administrative expenses (note 2)	139,807

Total deductions	8,703,078

Net increase (decrease) in assets available for Plan benefits	24,244,027

Net assets available for plan benefits:

Beginning of year	163,140,265

End of year	$187,384,292

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of Plan

The following description of the ING Financial Services LLC 401(k) Savings Plan (“the Plan”) is provided for only general information. Participants should refer to the Plan agreement for a more complete description.

General

The Plan is a defined contribution plan, which is sponsored by ING Financial Services LLC (the Company), covering all employees of the Company and its participating affiliates and subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986, as amended.

Eligibility and Participation

Participation in the Plan is voluntary. Any employee, as defined by the Plan, who regularly works more than 21 hours per week (a “Full-Time” employee), is eligible to participate in the Plan on the first day of the month after commencing employment with the Company. Any employee, who regularly works less than 21 hours per week (a “Part-Time” employee), is eligible to participate in the Plan as of the first day of the month after completing one year of service. One year of service means the completion of 1,000 hours of service in a 12-month period.

Benefits

Employees participating in the Plan, or their beneficiaries, are eligible to receive benefit payments upon termination of service by reason of death, permanent disability, normal retirement at or after age 65 or early retirement. Such benefit payments are based on the participant’s vested interest in the fair value of the net assets of the Plan. Upon such termination of service, participants have the option of receiving the value of their account balance either as a lump sum or in monthly installments over a fixed period of years.

Contributions

Eligible employees who elect to participate in the Plan agree to contribute 1% to 100% (Highly Compensated Employees are limited to 20%) of their eligible salaries, as defined. The Company’s contributions are equal to 100% of the employees’ participating contributions up to 6% of the eligible compensation. The Plan permits the participants to contribute to the Plan on a pre-tax basis. Current law generally limits participant pre-tax contributions to $17,000 for the Plan year ended December 31, 2012. In addition, employees who are age 50 or older are permitted to make additional pre-tax contributions of up to $5,500. Withdrawals of pre-tax contributions are subject to certain tax law restrictions. The Plan also provides a “rollover” provision for new employees receiving distributions from a qualified plan of a former employer.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

Investments Elections

A participant may elect to direct the employee contributions to each or any investment fund specified in multiplies of 1%. Changes in the proportion of contributions and transfers between funds are also permissible, subject to certain restrictions as defined in the Plan.

Vesting

Participants are fully vested in their contributions and earnings thereon. Employees hired on January 1, 2002 or later will be 25% vested in the company match portion of their account with each year of service they complete and fully vested after four years of service (Employees hired prior to this date were governed by an alternate vesting plan).

Forfeitures

Forfeitures from non-vested participant’s accounts are used to reduce future Company contributions for non-investment and administrative expenses. As of December 31, 2012 and 2011, forfeited non-vested accounts totaled $137,500 and $110,861, respectively. During 2012, $279,548 was applied against the Companies non-investment costs and administrative expenses.

Participants’ Withdrawals

Prior to termination of service, a portion of a participant’s contributions may be withdrawn under financial hardship upon written notice in such form as prescribed by the Benefits Plan Committee. Upon withdrawing from the Plan, participants generally receive a full disbursement of their vested account balances. Any participant who has not attained the age of 59 1/2 may be subject to a 10% penalty and applicable income taxes. Upon termination of employment, a participant may receive a distribution of the value of his account. Upon the death of a participant, the value of such participant’s account shall be distributed to his beneficiary. The value of any distribution will be determined as of the valuation date coinciding with or immediately following the participant’s termination of employment.

Loans

Participants may request a loan from the Plan up to 50% of their vested account balance, to a maximum of $50,000 with a minimum loan amount of $1,000. Interest is charged to participants based on a rate of the prime rate plus 2%, or other such rate as determined by the Plan administrator. A participant may have no more than two loans outstanding at a time. A maximum of 60 months is allowed for all loan repayments with the exception of purchasing a home, when the amortization period can extend to 120 months. Loans are repaid through payroll deductions and repayment begins the first pay period after disbursement of the loan. Loan defaults or non-repayment of loan balances by participants are reported as taxable distributions from the loan fund.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

Plan Termination

While it has not expressed any intention to do so, the Plan may be terminated or partially terminated, or contributions under the Plan may be partially or completely terminated at any time by the Board of Directors of the Sponsor. In the event of such termination of the Plan, the assets remaining shall be distributed to participants, former participants and beneficiaries in proportion to their respective account balance at the date of termination.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principal (“U.S. GAAP”) requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and the disclosure of the contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Recent Accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued accounting Standards Update (“ASU”) No. 2011-04 amendments to achieve Common Fair value Measurements and Disclosures Requirements in U.S. GAAP and International Financial Reporting standards. ASU 2011-04 was issued to provide a consistent definition of Fair Value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principals and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except as described below:

An asset or liability’s level is based on the lowest level of any input which is significant to its fair value measurement.

Shares of ING Common Stock ADRs is stated at fair value, which equals the exchange quoted market price on the last business day of the Plan year.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

Shares of registered investment companies (mutual funds) are valued at published price, which represents the Net Asset Value (“NAV”) of the fund which is the aggregate value of all assets owned by the fund less any liabilities of the fund, as reported on a major exchange, divided by the total number of shares of the fund held by the Plan at the Plan year end.

Loans to plan participants are based on amortized cost, which approximates fair value.

Shares of common collective trust funds are valued at stated at fair value which represents the net asset value based on the underlying assets as determined by the respective fund.

As described in the Plan Accounting – Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) accounting Standards Codification investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net asset available for plan benefits of a contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they where to initiate permitted transactions under the terms of the Plan.

The Master Trust holds an investment in the MetLife Stable Value fund, Series 25053, which is a common collective trust. The MetLife Group Annuity Contract No. 25053 is a fully benefit-responsive investment. Its net yield at December 31, 2012 was 5.37%, and its net crediting rate was 2.93%. Its net yield at December 31, 2011 was 6.9%, and its net crediting rate was 3.44%.

The assets in the MetLife managed GIC are invested in a MetLife separate account. MetLife guarantees principal and account interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Rates are reset quarterly and the minimum credit rate is 0%.

Metlife will reset the rates by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund’s investments. Participants will receive the principal and accrued earnings credited to their account on withdrawal for allowed events. These events include transfer to other plan investment options, and payment because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the plan.

ING Financial service can end its participation in the fund by notifying the Recordkeeper. If the plan decides to end their participation or withdraw a portion of the plan’s participation in the Fund they will receive the lesser of plan contract value or plan market value. Withdrawals in connection with Participating Plan termination of participating in the fund will normally be paid within 60 days following the trustee’s receipt of instructions in good order.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

Within the Statement of Net Assets Available for Plan Benefits this investment is stated at fair value, rather than contract value to the extent it is fully benefit-responsive investment contracts value.

Within the Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The fair value of this investment is determined by using the market price of the underlying securities and the value of the investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Realized gains and losses on the sales of investments and unrealized gains and losses on investments held are recognized in the statements of changes in assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Benefits and Withdrawals

Benefits and withdrawals are recorded when paid.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company, which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

(3)	Investments

At December 31, 2012 and 2011, the Plan held the following investments:

	2012	2011
At fair value, based on quoted market prices:
Mutual Funds	$131,337,410	$113,163,443
ING Common Stock ADR	6,301,009	4,671,162
At estimated fair value:
Common Trust Funds	49,491,374	44,868,851

At cost, which approximates fair value:	$187,129,793	$162,703,456

During 2012, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value by $ 16,722,580 as follows:

ING Common Stock ADR	$4,126,943
Common Trust Funds	1,223,331
Mutual Funds	11,372,306

$16,722,580

The following presents investments at December 31, 2012 and 2011 that represent 5% or more of the Plan’s net assets.

2012
*Metlife GAC CL III	$41,922,011
Schwab S&P 500 Index Fund	26,961,454
Harbor Capital Appreciation International	16,804,564
T. Rowe Price Equity Income Fund	11,898,226
T. Rowe Price Emerging Markets Stock Fund	10,771,850
Goldman Sachs Growth Opp F	10,408,367
Royce Micro Cap Fund	10,096,070

2011
*Metlife GAC CL III	$38,958,111
Schwab S&P 500 Index Fund	23,434,616
Harbor Capital Appreciation International	15,209,432
T. Rowe Price Equity Income Fund	10,724,809
Royce Micro Cap Fund	9,743,801
T. Rowe Price Emerging Markets Stock Fund	9,379,014
Goldman Sachs Growth Opp F	8,991,437

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

*	Stated at Fair Value. Contract values for the years ending December 31, 2012 and 2011 were $39,740,272 and $37,048,065, respectively.

(4)	Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active mark asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as a quoted price for similar assets or liabilities; Quoted market prices in markets that are active; or model-derived valuation or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Plans investments measured at fair value on a recurring basis, as of December 31, 2012 and 2011, were as follows:

2012	TOTAL	Level 1	Level 2
Mutual funds	$131,337,410	$131,337,410	—
Common Stocks/ADRs	6,301,009	6,301,009	—
Common/collective trusts	49,491,374	—	49,491,374

Total	$187,129,793	$137,638,419	$49,491,374

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

2011	TOTAL	Level 1	Level 2
Mutual funds	$113,163,443	$113,163,443	—
Common Stocks/ADRs	4,671,162	4,671,162	—
Common/collective trusts	44,868,851	—	44,868,851

Total	$162,703,456	$117,834,605	$44,868,851

There were no instruments with fair value measurements using significant unobservable inputs. (Level 3 assets)

(5)	Tax Status

An employee retirement plan qualified under Internal Revenue Code (IRC) section 401(a) (qualified plan) is entitled to favorable tax treatment. The Plan has obtained its latest favorable determination letter dated January 27, 2012. The determination expires on January 16, 2016. The determination considered the 2009 Cumulative List of Changes in Plan qualification requirements.

Although the Plan has been subsequently amended since receiving the determination letter of determination, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the IRC.

The Plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

Reconciliation of Financial Statements to Form 5500

There are no reconciling items or differences between the Financial Statements and the Form 5500 relating to net assets available for Plan Benefits as of December 31, 2012. There was a reconciling item related to the changes in net assets available for Plan Benefits as of December 31, 2011.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Continued)

Net Assets available for Plan benefits	2012	2011

Net Assets available for Plan benefits per financial statements	$187,384,292	$163,140,265
Fair Value adjustment to fully benefit responsive investment contracts	—	—

Net assets available for plan benefits per Form 5500	$187,384,292	$163,140,265

Change in Net Assets available for Plan benefits	2012	2011

Change in Net Assets available for Plan benefits per financial statements	$24,244,027	$(3,085,142)
Fair Value adjustment to fully benefit responsive investment contracts	—	(648,227)

Change in net assets available for plan benefits per Form 5500	$24,244,027	$(3,733,369)

(6)	Risks and Uncertainties

The Plan offers a number of investment options including ING common stock and a variety of investment funds, some of which are mutual funds and common trust funds. The funds include U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of Net Assets Available for Plan Benefits and participant account balances.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(Concluded)

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of ING common stock fund, which principally invests in a single security.

(7)	Related Party Transactions

The record keeping and custody functions for the underlying investments held by the Plan are performed by Milliman Inc. and Charles Schwab, respectively. Certain investments of the Plan are shares of mutual funds and Common Trust Funds advised by affiliates of Charles Schwab.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by ING Groep N.V. (ING). ING is the ultimate parent of the company as defined by the Plan.

ING FINANCIAL SERVICES LLC

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at end of Year)

December 31, 2012

(a)		(b) Identity of issue, Borrower or similar party	(c) Description of Investment	(d) Number of Units	(e) Current Value
	*	ING Group Common Stock	Common Stock	663,963	$6,301,009
	*	Balanced Fund R4 America	Mutual Funds	287,632	5,859,069
		Blackrock Bond Index Fund	Mutual Funds	702,649	7,483,207
		Cohen & Steers Realty	Mutual Funds	45,758	2,954,571
		Federated US Govt. Secs	Mutual Funds	384,682	4,116,096
		Goldman Sachs Growth Opp F	Mutual Funds	454,315	10,408,367
		Harbor Capital Appreciation International	Mutual Funds	395,216	16,804,564
		Jennison Small Company Fund	Mutual Funds	103,536	2,425,860
		Perkins Mid Cap Value Fund	Mutual Funds	204,132	4,356,185
		PIMCO All Asset Fund Instl	Mutual Funds	38,775	487,786
		PIMCO High Yield Institutional Fund	Mutual Funds	800,375	7,715,616
		Royce Micro Cap Fund	Mutual Funds	683,090	10,096,070
	*	Schwab S&P 500 Index Fund	Mutual Funds	1,215,027	26,961,454
		Templeton Global FD	Mutual Funds	56,151	749,054
		Templeton Foreign FD	Mutual Funds	1,200,755	8,153,126
		T. Rowe Price Emerging Markets Stock Fund	Mutual Funds	316,261	10,771,850
		T. Rowe Price Equity Income Fund	Mutual Funds	449,838	11,898,226
		Vanguard Total World STK Index	Mutual Funds	4,801	96,310
	**	Metlife GAC CL III	Collective Investment Trust	266,892	41,922,011
	*	Schwab Managed Retirement Trust 2010	Collective Investment Trust	31,970	580,567
	*	Schwab Managed Retirement Trust 2020	Collective Investment Trust	126,136	2,424,335
	*	Schwab Managed Retirement Trust 2030	Collective Investment Trust	155,408	3,097,286
	*	Schwab Managed Retirement Trust 2040	Collective Investment Trust	73,432	1,467,174
	*	Participant Loans	Interest rates ranges from with maturities ranging from	5.25% to 10.25% 1 year to 10 years	2,201,850
		Cash/Money Market Accounts	Cash/Money Market funds	272,465	272,465

		Total			$189,604,108

*	Parties-in-interest as defined by ERISA
**	Stated at fair value, contract value was $39,740,272

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Financial Services LLC 401(k) Savings Plan

By:	/s/ Karen Morse
Karen Morse, Director of the Employee Benefits Form 11-K 401K savings plan 2012 filing

Dated: July 1, 2013